

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

Mail Stop 5546

August 16, 2006

Via Facsimile (011 44 151 348 5838) and U.S. Mail

Paul W. Jennings
President and CEO
Innospec Inc.
P.O. Box 17
Ellesmere Port
Cheshire, CH65 4HF
United Kingdom

> **RE:** **Innospec Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-K for the Fiscal Year Ended December 31, 2004**
> **Form 10-Q for the Quarter Ended June 30, 2005**
> **Response Letter Dated July 27, 2006**
> **File No. 001-13879**

Dear Mr. Jennings:

We have reviewed your response letter dated July 27, 2006 and have the following comments. Please be as detailed as necessary in the explanation you provide for these comments. After reviewing this information, we may raise additional comments.

General

1.   We note your response to comments three and five of our February 6, 2006 letter. Tell us whether you delivered a final submission to OFAC and, if so, when. Also, as requested in prior comment five, please provide a copy of any summary included as a part of your submission to OFAC.

2.   We note your response to comments four of our February 6 letter and six of our November 22, 2005 letter. Please confirm that your qualitative materiality analysis takes into account all of the information you discuss in the redacted portions of your March 27, 2006 response letter.

3.   We note your discussion of possible OFAC penalties in the second to last paragraph on page 16 and on page 84 of your 2005 10-K. In future filings that discuss management's ability or inability to predict possible OFAC penalties, such as the discussion on page 16, please cross reference to the relevant discussion of loss contingencies in the financial statements, such as page 84. In addition, please tell us the amount of the provision that management determined to be the best estimate of the potential liability for the Cuban-related transactions, including anticipated legal costs.

        Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR.

        Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

                                        Sincerely,

                                        Cecilia D. Blye, Chief
                                        Office of Global Security Risk

cc: Pamela Long
        Assistant Director
        Division of Corporation Finance